SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of February, 2014

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

AVIVA PLC

18 February 2014

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

AVIVA MATCHING SHARE PLAN

The share interests of the under-noted person discharging managerial responsibility (PDMR) has increased following the monthly purchase of partnership shares by the Trustees, Computershare Trustees Limited, under the Aviva Matching Share Plan, an HMRC approved share incentive plan.

The following transaction in Aviva plc Ordinary shares of 25 pence each is notified in accordance with Disclosure & Transparency Rule 3.1.4R(1)(a) and took place in London on  12 February 2014 and the Company was advised on 18 February 2014.

Director/PDMR	Shares Purchased	Matching Shares Awarded	Share Price
Nick Amin	27	18	463.17p

Enquiries:
Stephen Ramsay - Director of Secretariat
Tel:  +44 (0) 20 7662 1378

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 February, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary